FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 28 ,2008

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Cellcom Israel announces  aa- / STABLE
rating FOR DEBENTURES TRADED IN ISRAEL

Netanya, Israel – October 28, 2008 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company"), announced today that Standard &Poor’s Maalot (“Maalot”), announced validation of the Company’s debentures traded in the Tel Aviv Stock Exchange (Series A, B, C, D) AA- rating, with a change of outlook from “positive” to “stable”.

In its report, Maalot stated that the change of outlook from “positive” to “stable” is primarily attributed to Maalot’s estimate that a rating upgrade in the short term is unlikely, due to challenges expected as a result of the macro economic climate and its expectation for some increase in the competition, due to the expected launch of a third UMTS network in Israel, to be manifested primarily in higher marketing and retention costs.

Maalot further stated that the “stable” outlook reflects its assessment that the Company will succeed in maintaining its financial and business position in the short term, despite expected increase in competition and despite the continuous regulatory challenges.

For additional details as to the Company’s debentures, please see the Company’s most recent annual report for the year ended December 31, 2007 on Form 20-F under “Item 3. Key Information – D. Risk Factors – Risks related to our business – Our substantial debt increases our exposure to market risks” as well as under “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Public debentures”.

For additional details as to the Company’s competitive environment, please see the Company’s most recent annual report for the year ended December 31, 2007 on Form 20-F under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We face intense competition in all aspects of our business” as well as under "Item 4. Information on the Company – B. Business Overview –Competition”.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.117 million subscribers (as at June 30, 2008) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. In April 2006 Cellcom Israel, through Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom Israel, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.ircellcom.co.il

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations info@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646 213 1914

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	October 28, 2008	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel